THIS DOCUMENT IS FOR INFORMATION PURPOSES ONLY. THIS IS NOT AN OFFERING MEMORANDUM OR PROSPECTUS AND SHOULD NOT BE TREATED AS OFFERING MATERIAL OF ANY SORT.

NOT FOR DISTRIBUTION INTO THE U.S. OR TO U.S. PERSONS, CANADA, AUSTRALIA OR JAPAN

THE SECURITIES MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED.

THEY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS, EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. ARCELORMITTAL DOES NOT INTEND TO REGISTER ANY PORTION OF THE PROPOSED OFFERING IN THE UNITED STATES AND NO PUBLIC OFFERING WILL BE MADE IN THE UNITED STATES.

ANY OFFERS OF THE SECURITIES DESCRIBED IN THIS PRESS RELEASE WILL BE SUBJECT TO THE RESTRICTIONS OF DIRECTIVE 2003/71/EC OF THE EUROPEAN PARLIAMENT AND OF THE COUNCIL OF NOVEMBER 4TH, 2003 (THE "PROSPECTUS DIRECTIVE") INCLUDING ANY RELEVANT IMPLEMENTING MEASURES IN EACH MEMBER STATE OF THE EUROPEAN ECONOMIC AREA IN WHICH THE PROSPECTUS DIRECTIVE HAS BEEN IMPLEMENTED. POTENTIAL INVESTORS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE ISSUER, THE JOINT LEAD-MANAGERS AND JOINT BOOKRUNNERS AND THE CO-LEAD MANAGERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE THESE RESTRICTIONS. ANY OFFERS MADE IN VIOLATION OF THESE RESTRICTIONS WILL BE UNLAWFUL.

Successful placement of EUR 1.1 bn convertible/exchangeable bonds

Luxembourg, March 24, 2009 (19:30 CET) – ArcelorMittal is pleased to announce the successful placement of its EUR 1.1 billion bonds convertible and/or exchangeable into new and/or existing shares due April 1, 2014 (the “Bonds”), announced earlier today.

Commenting, Aditya Mittal, CFO ArcelorMittal, said: "To receive such a positive response to the issue in the current economic climate is particularly pleasing, and we believe represents a strong indication of confidence in ArcelorMittal. The convertible bond brings multiple benefits to the company, enabling us to extend the maturity of our debt and diversify our debt structure, as well as further enhancing our liquidity”.

The principal amount of the Bond issue is EUR 1.1 billion, following an increase by the issuer from the initial amount of EUR 750 million. The offering may be further increased up to a maximum of EUR 1.25 billion if the over-allotment option granted to the Joint Lead-Managers and Joint Bookrunners is exercised in full and by March 30, 2009 at the latest.

The nominal value of each bond corresponds to EUR 20.25, providing a premium of 32% above the reference price (VWAP between launch and pricing) of ArcelorMittal shares on Euronext Amsterdam. The conversion / exchange ratio of the Bonds will be one new or existing ArcelorMittal share per Bond, subject to customary adjustment provisions.

THIS DOCUMENT IS FOR INFORMATION PURPOSES ONLY. THIS IS NOT AN OFFERING MEMORANDUM OR PROSPECTUS AND SHOULD NOT BE TREATED AS OFFERING MATERIAL OF ANY SORT.

NOT FOR DISTRIBUTION INTO THE U.S. OR TO U.S. PERSONS, CANADA, AUSTRALIA OR JAPAN

THE SECURITIES MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED.

THEY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS, EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. ARCELORMITTAL DOES NOT INTEND TO REGISTER ANY PORTION OF THE PROPOSED OFFERING IN THE UNITED STATES AND NO PUBLIC OFFERING WILL BE MADE IN THE UNITED STATES.

ANY OFFERS OF THE SECURITIES DESCRIBED IN THIS PRESS RELEASE WILL BE SUBJECT TO THE RESTRICTIONS OF DIRECTIVE 2003/71/EC OF THE EUROPEAN PARLIAMENT AND OF THE COUNCIL OF NOVEMBER 4TH, 2003 (THE "PROSPECTUS DIRECTIVE") INCLUDING ANY RELEVANT IMPLEMENTING MEASURES IN EACH MEMBER STATE OF THE EUROPEAN ECONOMIC AREA IN WHICH THE PROSPECTUS DIRECTIVE HAS BEEN IMPLEMENTED. POTENTIAL INVESTORS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE ISSUER, THE JOINT LEAD-MANAGERS AND JOINT BOOKRUNNERS AND THE CO-LEAD MANAGERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE THESE RESTRICTIONS. ANY OFFERS MADE IN VIOLATION OF THESE RESTRICTIONS WILL BE UNLAWFUL.

The Bonds will bear interest at 7.25% payable semi-annually and will be redeemed at par on April 1, 2014. The Bonds may be redeemed at the option of the issuer at any time on or after April 19, 2013 subject to certain conditions.

Settlement and delivery of the Bonds is expected to take place on April 1, 2009.

The Bonds were offered by way of a private placement to qualified investors within the meaning of Directive 2003/71/EC of the European Parliament and the Council of November 4th, 2003, in accordance with the respective regulations of each country in which the Bonds are offered. The Bonds were not offered or sold in the United States of America, Australia, Canada and Japan.

IMPORTANT NOTE:

This press release does not, and shall not, in any circumstances constitute a public offering by ArcelorMittal of bonds convertible into and/or exchangeable for new or existing shares (the “Bonds”) nor an invitation to the public in connection with any offer.

No communication and no information in respect of the offering of the Bonds may be distributed to the public in any jurisdiction where a registration or approval is required. No steps have been or will be taken in any jurisdiction where such steps would be required. The Bonds are being offered only to qualified investors within the meaning of the Prospectus Directive (as defined below). The offering or subscription of the Bonds may be subject to specific legal or regulatory restrictions in certain jurisdictions. ArcelorMittal takes no responsibility for any violation of any such restrictions by any person.

This press release is an advertisement and not a prospectus within the meaning of Directive 2003/71/EC of the European Parliament ant the Council of November 4th, 2003 (as implemented in each member State of the European Economic Area (the “Member States”), the (“Prospectus Directive”).

In relation to each Member State of the European Economic Area and which has implemented the Prospectus Directive (each, a “Relevant Member State”), no action has been undertaken or will be undertaken to make an offer to the public of the Bonds requiring a publication of a prospectus in any Relevant Member State. As a result, the Bonds may only be offered in relevant member states:

(i) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(ii) to any legal entity which meets two or more of the following criteria: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR43 million; and (3) an annual net turnover of more than EUR50 million, as shown in its last annual or consolidated accounts;

(iii) in any other circumstances, that would not require publication of a prospectus by ArcelorMittal under article 3(2) of the Prospectus Directive.

THIS DOCUMENT IS FOR INFORMATION PURPOSES ONLY. THIS IS NOT AN OFFERING MEMORANDUM OR PROSPECTUS AND SHOULD NOT BE TREATED AS OFFERING MATERIAL OF ANY SORT.

NOT FOR DISTRIBUTION INTO THE U.S. OR TO U.S. PERSONS, CANADA, AUSTRALIA OR JAPAN

THE SECURITIES MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED.

THEY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS, EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. ARCELORMITTAL DOES NOT INTEND TO REGISTER ANY PORTION OF THE PROPOSED OFFERING IN THE UNITED STATES AND NO PUBLIC OFFERING WILL BE MADE IN THE UNITED STATES.

ANY OFFERS OF THE SECURITIES DESCRIBED IN THIS PRESS RELEASE WILL BE SUBJECT TO THE RESTRICTIONS OF DIRECTIVE 2003/71/EC OF THE EUROPEAN PARLIAMENT AND OF THE COUNCIL OF NOVEMBER 4TH, 2003 (THE "PROSPECTUS DIRECTIVE") INCLUDING ANY RELEVANT IMPLEMENTING MEASURES IN EACH MEMBER STATE OF THE EUROPEAN ECONOMIC AREA IN WHICH THE PROSPECTUS DIRECTIVE HAS BEEN IMPLEMENTED. POTENTIAL INVESTORS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE ISSUER, THE JOINT LEAD-MANAGERS AND JOINT BOOKRUNNERS AND THE CO-LEAD MANAGERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE THESE RESTRICTIONS. ANY OFFERS MADE IN VIOLATION OF THESE RESTRICTIONS WILL BE UNLAWFUL.

This press release is not an invitation nor is it intended to be an inducement to engage in investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom (the “FSMA”). To the extent that this press release does constitute an inducement to engage in any investment activity, it is directed only at (i) persons who are outside the United Kingdom, (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United Kingdom (the “Financial Promotion Order”); (iii) persons who fall within Articles 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") and Article 43(2) of the Financial Promotion Order; and (iv) any other persons to whom this press release for the purposes of Section 21 of FSMA can otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”), and must not be acted on or relied upon by persons other than relevant persons. Any invitation or inducement to engage in any investment activity included within this press release is available only to relevant persons and will be engaged in only with relevant persons. Anyone other than a relevant person must not rely on this press release.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase any securities in the United States. The securities referred to herein (including the Bonds and the shares of ArcelorMittal deliverable upon exchange and/or the new shares issuable upon conversion of the Bonds) have not been and will not be registered under the U.S. Securities act of 1933, as amended (the “Securities Act”) or the laws of any state within the U.S., and may not be offered or sold in the United States or to or for the account or benefit of U.S. Persons, except in a transaction not subject to, or pursuant to an applicable exemption from, the registration requirements of the Securities Act or any state securities laws. This press release and the information contained herein may not be distributed or sent into the United States, or in any other jurisdiction in which offers or sales of the securities described herein would be prohibited by applicable laws and should not be distributed to United States persons or publications with a general circulation in the United States. No offering of the Bonds has been made or will be made in the United States.

Such transactions, if they are carried out, may be discontinued at any moment and will be discontinued no later than March 30, 2009, in accordance with Article 8.5 of Regulation (EC) 2273/2003 of the Commission of 22 December 2003. Such transactions are aimed to support the trading price of the Bonds and /or of the shares of ArcelorMittal. Such transactions may also have an effect on the trading price of shares of ArcelorMittal and the Bonds and could result in the setting of a trading price higher than the one that would otherwise prevail.